January 17, 2008

Mail Stop 4563

Mr. Christian N. Windsor

Special Counsel

U.S. Securities and Exchange Commission

450 5th Street, N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation
Definitive 14A
Filed March 20, 2007
File No. 01-13300

Dear Mr. Windsor:

On October 31, 2007 we provided a response letter to the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 21, 2007. In connection with that letter we make the following acknowledgements:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Tangela Richter at (703) 720-3249.

Sincerely,

/s/ Stephen T. Gannon
Stephen T. Gannon Deputy General Counsel Capital One Financial Corporation